October 28, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249
Attention:	Nudrat Salik
Errol Sanderson
Andrew Schoeffler

Re:
Form 10-K/A for the year ended December 31, 2009
Form 10-Q for the period ended June 30, 2010
Form 8-K, filed July 22, 2010
Definitive Proxy Statement on Schedule 14A filed March 15, 2010
File No. 1-33485

Ladies and Gentlemen:
On behalf of RSC Holdings Inc. (“RSC” or the “Company”), the following information is in response to a letter, dated October 14, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s: (i) Amended Annual Report on Form 10-K/A for the year ended December 31, 2009, filed February 18, 2010 (the “2009 Annual Report”); (ii) Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on July 22, 2010; (iii) Current Report on Form 8-K, filed July 22, 2010; and (iv) Definitive Proxy Statement on Schedule 14A, filed March 15, 2010 (the “Proxy Statement”). The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter in italics prior to each response.
Form 10-K/A for the year ended December 31, 2009
General
1.	With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings, including your interim filings if applicable.
The Company respectfully acknowledges the Staff’s comment.

October 28, 2010

Cautionary Statement for Forward-Looking Information, page ii
2.
We note the statement in the third paragraph that all “subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the following cautionary statements...” Please advise us as to the basis for these statements in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 21E of the Exchange Act. We also note similar statements in your Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of its Form 10-Q for the quarter ended September 30, 2010, as follows:
“Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are set forth below and disclosed in “Risk Factors” in Part II, Item 1A and elsewhere in this Quarterly Report on Form 10-Q. Factors that could cause actual results to differ materially from those projected include, but are not limited to, the following:”
Item 1A. Risk Factors, page 11
3.
We note the disclosure in the second risk factor on page 19. Please include a risk factor that specifically addresses the risk(s) associated with being a controlled company under NYSE rules and regulations.

The Company respectfully acknowledges the Staff’s comment and has included a risk factor specifically addressing the risks associated with being a controlled company under NYSE rules and regulations on page 31 of its Form 10-Q for the quarter ended September 30, 2010, as follows:
“We have elected to be exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of the NYSE Rules and, as a result, our stockholders do not have the protections afforded by these corporate governance requirements for so long as our election continues.
As a result of the ownership of our common stock by Oak Hill, Ripplewood and ACF, we are a “controlled company” for the purposes of the NYSE listing requirements, and therefore, we are eligible for, and have elected to take advantage of, exemptions from certain NYSE listing requirements that would otherwise require our board of directors to have a majority of independent directors and our compensation and nominating and corporate governance committees to be comprised entirely of independent directors. Accordingly, for so long as we remain a “controlled company” and elect to opt out of these provisions, our stockholders do not and will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE governance requirements, and the ability of our independent directors to influence our business policies and affairs may be reduced.”

October 28, 2010

The Company supplementally advises the Staff that after the Company’s filing of its 10-Q for the quarter ended September 30, 2010, it learned that sales of its common stock in October 2010, on the open market by Atlas Copco AB, has resulted in the Company no longer being qualified as a closely controlled company under NYSE rules and regulations, it is currently in the transition period afforded by the NYSE rules with respect to controlled companies and does not expect the risks associated with being a controlled company to present a material risk in 2011, and will update this risk factor in our Form 10-K for the year ended December 31, 2010, as applicable.
MD&A
Results of Operations, page 35
4.
Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, cost of equipment rentals, excluding depreciation, decreased $144.2 million, or 20.8%, from $692.6 million for the year ended December 31, 2008 to $548.5 million for the year ended December 31, 2009. You list the following factors which contributed to this decrease: cost reductions resulting from actions taken in response to a decline in rental volume, decreases in the average price of fuel, management variable compensation costs, and reductions in workers compensation and general liability reserve accruals due to favorable claims experience. Please separately quantify the impact of each of these factors. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

The Company respectfully acknowledges the Staff’s comment and has quantified the impact of each factor when multiple factors contribute to material fluctuations on pages 19 through 24 of its Form 10-Q for the quarter ended September 30, 2010, filed with the Commission on October 21, 2010.

October 28, 2010

The Company will revise its discussion of the “Year Ended December 31, 2009 Compared with Year Ended December 31, 2008” in its Form 10-K for the year ending December 31, 2010 as follows:
“Cost of equipment rentals, excluding depreciation, decreased $144.2 million, or 20.8%, from $692.6 million for the year ended December 31, 2008 to $548.5 million for the year ended December 31, 2009, due primarily to cost reductions resulting from our actions in response to a 23.9% decline in rental volume. These actions, which include store closures, headcount reductions and cost management initiatives, contributed to a $58.7 million reduction in wages and benefits. The reduction to wages and benefits includes a $14.1 million decrease in management variable compensation and an $8.5 million decrease in overtime costs. The decrease in cost of equipment rentals, excluding depreciation, also consisted of a $29.6 million reduction in fuel expense, which was driven by a decline in both volume and price, a $16.8 million reduction in equipment service repairs and maintenance expense, a $7.4 million decrease in freight costs and a $6.7 million decrease in insurance costs due primarily to reductions in our workers compensation and general liability reserve accruals arising from favorable claims experience.
Selling, general and administrative expenses decreased $28.0 million, or 16.6%, from $168.7 million for the year ended December 31, 2008 to $140.6 million for the year ended December 31, 2009. The decrease is due primarily to a $21.2 million decrease in sales force wages and benefits and to a lesser extent a $3.9 million decrease in professional fees and a $1.8 million reduction in direct marketing costs. The decrease in the sales force wages and benefits, which includes a $6.6 million decrease in sales commissions, was driven by a headcount reduction resulting from a decrease in demand for our rental equipment primarily in the non-residential construction market and the 24 locations that we closed during 2009. Selling, general and administrative expenses increased as a percentage of total revenues from 9.6% for the year ended December 31, 2008 to 11.0% for the year ended December 31, 2009. The increase as a percentage of revenues is due primarily to a 7.7% decrease in equipment rental rates and to a lesser extent a $1.8 million increase in bad debt expense and the existence of certain fixed costs, such as facility costs, which remained constant despite a decrease in total revenues.”
Liquidity and Capital Resources
Indebtedness, page 42
5.
If excess availability under the Senior ABL Revolving Facility falls below certain amounts, you will be subject to specified financial ratios and tests. Your disclosures indicate that you would not have met the maximum leverage ratio requirements under the facility if you were subject to the ratio requirements at December 31, 2009 or June 30, 2010. In this regard, please expand your disclosure to state what your excess availability was as of the end of each period. Please also address the impact on your liquidity and capital of not being able to meet these ratios. For example, it appears that you may not be able to borrow the maximum amount available under this facility. Please show us in your supplemental response what the revisions will look like.

October 28, 2010

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 26 of its Form 10-Q for the quarter ended September 30, 2010, as follows:
“As of September 30, 2010, our fixed charge coverage ratio was 1.37 to 1.00 and the leverage ratio was 5.51 to 1.00, as calculated in accordance with the Senior ABL Revolving Facility. However, because excess availability was $674.0 million as of September 30, 2010 the covenant test did not apply. Had excess availability fallen below $140.0 million as of September 30, 2010 compliance with these financial ratios would have been required and we would have violated the maximum leverage ratio requirement, which would be an event of default. We do not expect excess availability to fall below $140.0 million at any time during the next twelve months and therefore do not expect that we will be required to comply with the specified ratios and tests during that time. If an event of default occurred, the Company would seek a waiver of the covenants and could incur upfront fees and increased interest costs. However, there can be no assurances that such a waiver could be obtained.”
Adjusted EBITDA, page 44
6.
You present Adjusted EBITDA because you believe the calculation is useful to investors in evaluating your ability to service debt and your financial performance. Given that you believe Adjusted EBITDA is an indicator of the amount of cash flows you have available to service your debt obligations, it appears that you may also use this measure as a liquidity measure in addition to a performance measure. If so, please disclose that you also use this amount as a liquidity measure and reconcile Adjusted EBITDA to cash flows from operating activities in addition to net income (loss). Please ensure that you discuss all material limitations of your measurement of Adjusted EBITDA. For example, there may be additional non-discretionary expenditures that have not been included in your determination of Adjusted EBITDA. If you do not use this measure as a liquidity measure, please revise your disclosures accordingly. Specifically, you should not present this information within your Liquidity and Capital Resources section if you do not use this measure as a liquidity measure. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like.

October 28, 2010

The Company respectfully acknowledges the Staff’s comment and has included a reconciliation of Adjusted EBITDA to cash flows from operating activities in addition to net income (loss) on page 28 of its Form 10-Q for the quarter ended September 30, 2010, as follows:
The table below reconciles net cash provided by operating activities, as determined in accordance with GAAP, and Adjusted EBITDA:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(in 000s)
Net cash provided by operating activities	$142,556	$107,033	$312,449	$230,217

Gain on sales of rental and non-rental property and equipment, net of non-cash writeoffs	4,310	713	9,635	6,329
Gain on insurance settlement	—	—	1,736	—
Cash paid for interest	33,301	20,314	126,655	104,402
Cash received for taxes, net	(25,489)	(12,733)	(25,562)	(7,098)
Other (income) expense, net	(264)	(75)	(364)	335
Changes in other operating assets and liabilities	(35,598)	(7,975)	(147,769)	(11,354)

Adjusted EBITDA	$118,816	$107,277	$276,780	$322,831

The Company further advises the Staff that a similar reconciliation will be in included in its Form 10-K for the year ending December 31, 2010, and prospective filings.
Critical Accounting Policies and Estimates
Rental Equipment and Impairment of Long-Lived Assets, page 46
7.	Please expand your disclosures regarding your impairment considerations by addressing the following:
•	Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;
•
Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

October 28, 2010

•
To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total member’s interests, please provide the following disclosures related to those assets or asset groups:

•	The percentage by which the undiscounted cash flows exceed the carrying value;
•	The carrying value of these assets;
•	A description of the assumptions that drive the undiscounted cash flows;
•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.
The Company respectfully acknowledges the Staff’s comment and will revise the disclosure in its Form 10-K for the year ending December 31, 2010 to address the items delineated in the first and second bullets. Because there were no impairment indicators present, the Company was not required to calculate the expected undiscounted future cash flows of the assets. Accordingly, the items under the third bullet are not addressed in the following revised disclosure:
“Our long-lived assets to be held and used consist primarily of our rental fleet, which we segregate into approximately ten major category classes based on functionality. We evaluate our long-lived assets for impairment whenever events or circumstances indicate that the carrying value of a long-lived asset (or an asset group) may not be recoverable. Events or changes in circumstances that could suggest possible impairment include but are not limited to: a significant decrease in the market price of our rental fleet, a significant adverse change in the business climate that could affect the value of our rental fleet or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of our rental fleet. On a monthly basis we analyze the fair value of our rental fleet in conjunction with our projections regarding future cash flows that we expect to generate from the continued use of our rental fleet.

October 28, 2010

Should an impairment indicator be present, recoverability is assessed by comparing the estimated future cash flows of the category classes, on an undiscounted basis, to carrying values. The category class represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the undiscounted cash flows exceed the carrying value, the asset group is recoverable and no impairment is present. If the undiscounted cash flows are less than the carrying value, the impairment is measured as the difference between the carrying value and the fair value of the asset group.
Fair value is generally determined by estimates of discounted cash flows derived from a valuation technique. No impairment indicators were present and we recognized no impairment of long-lived assets in the years ended December 31, 2009, 2008 and 2007, respectively.”
8.
You evaluate your long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In this regard, please disclose what consideration you gave to the significant decrease in fleet utilization from 70.1% in 2008 to 57.6% in 2009, the significant decline in same store rental revenue, and the 31% decrease in equipment rental revenue from 2008 to 2009 in determining whether these assets should be tested for impairment. Please show us in your supplemental response what the revisions will look like.

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:
The primary factor we consider in determining whether our rental fleet should be tested for recoverability is the fair value of our rental fleet (by category class) in relation to the assets’ carrying amount. Throughout 2009, the fair value of our rental fleet remained in excess of the assets’ carrying amounts when reviewed at a category class level. Although equipment rental revenue decreased 31% and our fleet utilization dropped from 70.1% to 57.6% in 2009, the used equipment market, which consists of retail and auction channels, remained liquid throughout 2009 and enabled us to sell significant amounts of rental fleet at positive margins. During the year ended December 31, 2009, we reduced our fleet at original cost by $371.1 million or 13.8% from $2.7 billion at December 31, 2008, due primarily to sales of used rental equipment. Our sales of used rental equipment were $158.8 million during the year ended December 31, 2009 at a gross margin of 6.1%. The liquidity of the used rental equipment market affords us considerable flexibility during times of economic uncertainty by enabling us to significantly increase our sales of used rental equipment while simultaneously restricting our capital purchases, thus resulting in significant cash inflows from operating and investing activities. Cash provided by operating activities and cash provided by investing activities, was $270.0 million and $124.9 million, respectively, for the year ended December 31, 2009.

October 28, 2010

After considering the fair values of our rental fleet (at a category class level) relative to the assets’ carrying amounts in addition to the consistent positive margins we generate from the sale of used rental equipment, we concluded impairment indicators were not present and it was therefore not necessary to test the assets for recoverability during the years ended December 31, 2009, 2008 and 2007.
9.
Since refurbishments extend the assets’ useful lives, the cost of refurbishments are added to the rental equipment assets’ net book value. The combined cost is then depreciated over 48 months irrespective of the remaining useful life prior to the time of refurbishment. Please help us understand how you determined that this accounting policy is appropriate. Please address why you would not consider the remaining useful life of the asset after refurbishment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the useful lives that we assign to rental equipment represent the estimated number of years that the equipment is expected to contribute to the revenue generating process based on our current operating strategy. Subsequent to undergoing refurbishment, the useful life of refurbished assets averages 48 months. Because the refurbishment process restores equipment to a like-new condition, the 48 month useful life applies to all refurbished equipment irrespective of the age or condition of the equipment prior to the time of refurbishment. Assets targeted for refurbishment are limited to several asset classes and are typically in the later stages of their original useful life. As of September 30, 2010 refurbished assets comprise less than 5% of the net book value of rental equipment.
To clarify this policy, the following modified disclosure will be included in the Company’s Form 10-K for the year ending December 31, 2010:
“We have factory-authorized arrangements for the refurbishment of certain types of rental equipment. Since refurbishments extend the assets’ useful lives, the cost of refurbishments are added to the assets’ net book value. The combined cost is then depreciated over the remaining estimated useful life of the refurbished asset, which averages 48 months.”

October 28, 2010

Goodwill, page 48
10.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination. Specifically address how you determined that you have two reporting units;
•	How you weight each of the methods used to value goodwill, including the basis for that weighting;
•	How the methodologies used for valuing goodwill in the current year have changed since the prior year;
•
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total member’s interests, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;
•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
•	The amount of goodwill;
•	A description of the assumptions that drive the estimated fair value;
•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value; and
•
You believe that the entire amount of goodwill assigned to either or both reporting units would be impaired under step two of the goodwill impairment test had you instead determined the fair values of either or both reporting units were less than their respective carrying amounts. Please expand your disclosures to address how you made the determination that the entire amount of goodwill would have been impaired. Refer to ASC 350-20-35-11.

October 28, 2010

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.
The Company respectfully acknowledges the Staff’s comment and intends to enhance our disclosures to provide readers with further insight into our judgments in accounting for goodwill. These enhanced disclosures will be included within the critical accounting policies and estimates section of our Form 10-K for the year ending December 31, 2010. The Company did not have reporting units that were not substantially in excess of the carrying value; as such, the items under the fourth bullet are not required in the following revised disclosure. Had we included the enhanced disclosures in our Form 10-K for the year ended December 31, 2009, our presentation would have been as follows:
“At December 31, 2009 and 2008, we had goodwill of $936.3 million and $934.2 million, respectively. Goodwill is not amortized. Instead, goodwill is required to be tested for impairment annually and between annual tests if an event occurs or circumstances change that might indicate impairment. We perform our annual goodwill impairment test during the fourth quarter of our calendar year. The goodwill impairment test involves a two-step process. The first step of the test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test must be performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Historically, we have passed the first step of the goodwill impairment testing, thus the second step of the impairment test has been unnecessary.

October 28, 2010

Our Company is comprised of two divisions (or operating segments) that are aggregated into one reportable segment because they are operationally and economically similar and because aggregation is consistent with the basic principles of segment reporting. We concluded our divisions are reporting units for purposes of testing goodwill because the component levels below our divisions do not constitute a business based on the accounting guidance in ASC Section 350-20-55-3. During the fourth quarter of 2009, we tested goodwill for impairment by comparing the fair value of each reporting unit to their respective carrying values, including goodwill. The fair values, which were estimated using an income approach valuation technique, represent the amount at which our reporting units could be sold in an orderly transaction between market participants at the measurement date. This approach was unchanged from prior years’ methodology. Under the income approach, the fair values were estimated based on the discounted future cash flows resulting from the continued use and disposition of each reporting unit. Based on our 2009 fourth quarter goodwill impairment test, the fair values of our reporting units were determined to substantially exceed their respective carrying amounts. In addition, we concluded the sum of these fair values was reasonably consistent with the Company’s enterprise value adjusted for a market premium. The Company’s enterprise value consists of the fair value of the Company’s debt plus the Company’s equity capitalization.
The determination of fair value under the income approach requires significant judgment on our part. Our judgment is required in developing assumptions about revenue growth, changes in working capital, selling, general and administrative expenses, capital expenditures and the selection of an appropriate discount rate. The estimated future cash flows and projected capital expenditures used under the income approach are based on our business plans and forecasts, which consider historical results adjusted for future expectations. These cash flows are discounted using a “market participant” weighted average cost of capital, which was estimated as 9.0% for our 2009 fourth quarter impairment review.
Had we instead determined the fair values of either or both reporting units were less than their respective carrying amounts, we believe the entire amount of goodwill assigned to either or both reporting units would be impaired under step two of the goodwill impairment test because the implied fair values of our reporting units goodwill would approximate zero. At the date of our impairment review we concluded that the fair values of our reporting units, which represents an estimate of consideration that would be paid by an acquirer in exchange for our reporting units as part of a business combination, would be allocated entirely to our identifiable net assets, including unrecognized intangible assets with no residual amount assigned to goodwill.
Based on our analyses, there was no goodwill impairment recognized during the years ended December 31, 2009, 2008 and 2007. If during 2010 market conditions deteriorate and our outlook deteriorates from the projections we used in the 2009 goodwill impairment test, we could have goodwill impairment during 2010. Goodwill impairment would not impact our debt covenants.”

October 28, 2010

Financial Statements
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13
11.
Please tell us whether customers are typically required to make security deposit payments as part of their equipment rental contract arrangements. If so, please tell us how you account for the security deposit payments, including where these deposits are recorded on your balance sheet and correspondingly how you reflect changes in these amounts on your cash flow statements. Please also tell us the amounts reported for each period presented on your balance sheet for security deposits as well as the amounts reported on your cash flow statements related to these deposits.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that security deposits are typically required only for customers without an established credit limit. Security deposits are included within the line item accrued expenses and other liabilities on the balance sheet and totaled $0.9 million and $1.3 million as of December 31, 2009, and December 31, 2008 respectively.
Changes in security deposits are included in the cash flow statement within net cash provided by operating activities within the change in accrued expenses and other liabilities. Changes from security deposits resulted in cash outflows of $0.4 million, $0.4 million and $0.2 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.
12.
You discuss three to five year contracts that you enter into with customers in which you agree to service all of your customers’ equipment rental needs, including products you do not typically rent, on page 4. You have also developed a proprietary software application which provides your industrial or non-construction customers with a single in-house software application that enables them to monitor and manage all of their rental equipment. Please disclose your revenue recognition policy separately for each product and service that you provide. Please show us in your supplemental response what the revisions will look like.

October 28, 2010

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise the disclosure in its Form 10-K for the year ending December 31, 2010 as follows:
“In our experience, industrial or non-construction customers engage in long-term service contracts with trusted suppliers to meet their equipment requirements. In order to capitalize on this trend, we operate rental yards on-site at the facilities of some of our largest industrial or non-construction customers pursuant to three to five year contracts that may be cancelled by either party upon 30 days’ notice. Under these contracts, we typically agree to service all of our customers’ equipment rental needs, including products we do not typically rent. The contracts primarily cover pricing-related terms and do not guarantee customer rental volume. We have also developed a proprietary software application, Total Control®, which provides our industrial or non-construction customers with a single in-house software application that enables them to monitor and manage all their rental equipment. This software can be integrated into the customers’ enterprise resource planning system. Total Control® is a unique customer service tool that enables us to develop strong, long-term relationships with our larger customers. Our customers are not charged for the use of Total Control®, nor do we charge higher rates for rental equipment rented through Total Control®.”
Exhibit Index
13.
We note that the first amendment to the credit agreement filed as exhibit 10.17 was filed on EDGAR in a Form 8-K filed on July 2, 2009. It does not appear that you have filed on EDGAR the exhibits to the amendment. Please amend the Form 8-K to file a complete copy of the amendment, including all exhibits.

The Company respectfully advises the Staff that the First Lien Intercreditor Agreement and the First Amendment to the Intercreditor Agreement, Exhibits N and A to the First Amendment to the Credit Agreement, respectively, were filed by EDGAR as Exhibits 4.2 and 4.3, respectively, to the Company’s Form 8-K filed on July 2, 2009 (the “Form 8-K”). As such, and due to the fact that Exhibits 4.9 and 4.10 to the 2009 Annual Report directs investors to the appropriately incorporated agreements filed as exhibits to the Form 8-K, the Company does not believe that amending the Form 8-K to include the exhibits to the First Amendment to the Credit Agreement will serve to further inform investors. In future filings, the Company will file exhibits to agreements, even if such exhibits are separately filed, or will include an appropriate cross reference to the separately filed exhibit on the exhibit page.
14.
We note that you filed the first amendment to an amended and restated credit agreement as exhibit 10.20. However, the amended and restated credit agreement does not appear to have been filed as an exhibit to the Form 10-K. Please advise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amended and Restated Credit Agreement was filed as Annex A to the Second Amendment to Credit Agreement, dated as of July 30, 2009, and filed with the Commission as Annex A to Exhibit 10.1 of the Current Report on Form 8-K, filed on July 31, 2009, which was filed as Exhibit 10.18 of the Form 10-K/A, filed on February 18, 2010. In future filings, we will specifically reference the Amended and Restated Credit Agreement as Annex A to Exhibit 10.1 of the Current Report on Form 8-K, filed on July 31, 2009.

October 28, 2010

Form 10-Q for period ended June 30, 2010
General
15.	Please address the above comments in your interim filings as well.
The Company respectfully acknowledges the Staff’s comment and will address the Staff’s comments in its interim filings as well.
Form 8-K filed on July 22, 2010
16.
We remind you that Item 100(a) of Regulation G requires you to accompany a non-GAAP financial measure with a presentation of the most directly comparable GAAP financial measure and provide a reconciliation to the most directly comparable GAAP financial measures which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information. In this regard, we note that you have disclosed the projected Adjusted EBITDA and Free Cash Flow amounts. Please ensure that you provide the additional disclosures required by Item 100(a) of Regulation G. Please show us in your supplemental response what the revisions will look like.

The Company respectfully acknowledges the Staff’s comment and disclosed the following in its press release issued on October 21, 2010, filed as Exhibit 99.1 to the Company's Form 8-K filed on October 21, 2010:
“The accompanying tables reconcile the GAAP financial measures that are most directly comparable to these non-GAAP financial measures. No quantitative reconciliations of the estimated ranges for Adjusted EBITDA and free cash flow to their respective most comparable measure calculated and presented in accordance with GAAP are included as the company believes that it is unreasonable at this time to quantify certain amounts that would be required to be included in such GAAP reconciliations. Further, the company is considering no longer providing guidance around financial metrics after this quarter.”

October 28, 2010

Definitive Proxy Statement on Schedule 14A filed March 15, 2010
Board Leadership Structure, page 13
17.	With a view towards future disclosure, please tell us why you believe that your structure is appropriate given the specifics or circumstances of your company. Refer to Item 407(h) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and advises the Staff as disclosed on page 13 of the Proxy Statement:
“We maintain separate roles between the Chief Executive Officer and Chairman of the Board in recognition of the differences between the two responsibilities. Our Chief Executive Officer is responsible for setting our strategic direction and day-to-day leadership and performance of the Company. The Chairman of the Board provides guidance to the Chief Executive Officer, sets the agenda for Board meetings, and presides over meetings of the full Board of Directors. In addition, our Board of Directors has appointed Mr. Ozanne as Lead Independent Director. He is also the Chairman of the Audit and Risk Committee. As Lead Independent Director, Mr. Ozanne has the following duties: (i) coordinating the consideration of, and representing the Board with respect to, any particular issues identified by the Board; (ii) coordinating activities of the other independent directors, as necessary; and (iii) performing such other duties as may be established or delegated by the Board.”
As disclosed on page 7 of the Proxy Statement: “Mr. Denis J. Nayden has served as a Director and Chairman of the Board of RSC Holdings and RSC since November 2006. He has been a Managing Partner of Oak Hill since 2003.”
The Company advises the Staff, that the Company has determined that our leadership structure and the separation of the roles of Chief Executive Officer, Chairman of the Board and Lead Independent Director is appropriate given the significant ownership of Oak Hill of our common stock and as stated on page 13 the differences in the responsibilities of the Chief Executive Officer and Chairman of the Board. We believe that our structure allows the Board of Directors to best address governance issues because the presence of a separate Chairman provides a more effective channel for the Board of Directors to express its views to management and provide feedback to the Chief Executive Officer on Company performance, while the appointment of a separate Lead Independent Director provides an additional channel for our independent directors to address issues related to the Board itself.

October 28, 2010

Risk Consideration in our Compensation Program, page 13
18.
The disclosure in this section appears to be based on Item 402(s) of Regulation S-K. In particular, we note the statement in the first paragraph regarding the compensation committee’s belief that your compensation program does not encourage excessive or inappropriate risk taking. However, this statement does not conform to the specific language used in Item 402(s) of Regulation S-K. Specifically, it does not indicate that you have determined that your compensation program is not reasonably likely to result in a material adverse effect on your company. Please advise us as to whether you have made this determination pursuant to Item 402(s). If so, please describe to us the process you undertook to reach that determination.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as disclosed on page 13 of the Proxy Statement “the Compensation Committee does not believe the Company’s compensation program encourages excessive or inappropriate risk taking.” The Company further advises the Staff that the Compensation Committee determined that the Company’s compensation programs do not encourage employees to take unnecessary or excessive risks, and that the level of risk that they do encourage is not reasonably likely to materially harm the Company’s business or financial condition.
The Company further advises the Staff that the Company’s senior vice president of human resources and its in-house corporate counsel (“Management”), with the oversight of the Compensation Committee of the Board of Directors, performed an assessment of the Company’s compensation programs and policies. The assessment focused on programs with variability of payout and the ability of participants to directly affect payout and the controls over participant action and payout. Specifically, Management reviewed the Company’s variable cash compensation and equity compensation programs. Management identified the key terms of these programs, potential concerns regarding risk taking behavior and specific risk mitigation features. Management’s assessment was presented to and discussed with the Compensation Committee and the independent compensation consultant engaged by the Compensation Committee.
The compensation design features that management and the Compensation Committee believe guard against excessive risk-taking are also disclosed on page 13 of the Proxy Statement.

October 28, 2010

Compensation Discussion and Analysis, page 20
Compensation Elements, page 21
19.
We note that you have established a peer group to provide a benchmark to help evaluate the competitiveness of your compensation program. With a view towards future disclosure, please advise us as to how you utilize this information to make compensation decisions. For example, we note the reference to a “Mercer Analysis” in the first paragraph under “Annual Base Salary” on page 21.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Compensation Committee believes peer group data (in conjunction with published survey data) are useful to build individual executive pay portfolios for base pay, short term incentives and long term incentives. This data informs pay-level determinations and pay delivery vehicle selection. The data is also valuable for the creation of an appropriate pay mix.
The Compensation Committee employs an independent compensation consultant, as in the case of the “Mercer Analysis” referenced on page 21 of the Proxy Statement, to evaluate the peer group, compile statistical data and present recommendations. The median of the peer group is a clear market reference point considered in context and relevancy to all other pertinent data.
Other relevant and pertinent data considered by the Compensation Committee on compensation related decisions may include issues such as internal equity, individual performance, business performance, labor market demands, business growth and strategic objectives, the relative scarcity of specialized talent, succession planning needs, and the relevancy of job matches to proxy or survey comparators. In consideration of these and other business, economic and strategic factors, in conjunction with the foundational reference data achieved though peer and survey analytics, the Compensation Committee makes informed decisions appropriate to the competitive labor market and business requirements.

October 28, 2010

Annual Performance-Based Incentive, page 22
20.
We note the disclosure in the table on page 22 regarding the performance targets and the actual results. We also note the disclosure in the table at the top of page 23 regarding the actual incentive payouts. It is not clear from your disclosure how the results disclosed in the table on page 22 resulted in the payouts disclosed in the table on page 23. With a view towards future disclosure, please advise us as to how the actual results translated into the actual incentive payouts.

The Company respectfully acknowledges the Staff’s comment and we refer the Staff to the table on page 22 of the Proxy Statement. The column titled “Actual Results” shows the Company’s actual results of each Performance Goal in the respective performance measurement period, in relation to the Threshold, Target and Maximum amounts of each Performance Goal, which are also listed.
An “Achievement Percentage” for each Performance Goal is then calculated based on the corresponding target levels of each named executive officer included in the table on page 23 of the Proxy Statement. For performance between Threshold and Target levels, or between Target and Maximum levels, the Achievement Percentage is determined linearly based on straight line interpolation between the targets based on the following formulas:

Threshold to Target: [((d)-(a)) x (Target % - Threshold %)] + Threshold % = (e)
[(b)-(a)]

Target to Maximum: [((d)-(b)) x (Maximum % - Target %)] + Target % = (e)
[(c)-(b)]
For example, for the Second Measurement Period as the Achievement Percentage fell between the Threshold and Target, the Achievement Percentage for EBITDA for Mr. Olsson would be calculated as follows:
[(209.8 - 206) x (100% - 50%) / (245 - 206)] + 50% = 55%
The Achievement Percentages for each individual Performance Goal are combined, based on the Weight assigned to each Performance Goal, and the result is shown under the column “2009 Actual Achievement %” in the table on page 23 of the Proxy Statement.
After determining the Achievement Percentage as explained above, the Variable Incentive Amount may be calculated as follows:
[(Salary Target % x Weight %) x Earnings] x Achievement Percentage = Variable Incentive Amount.

October 28, 2010

The following table illustrates the detailed calculation of the 2009 variable incentive amount achieved by Mr. Olsson:
2009 Performance Goals and Actual Results for Erik Olsson(1)

								2009
							(e)	Weighted	Variable	Percent
	Salary		(a)	(b)	(c)	(d)	2009	Achievement	Incentive	of
	Target	Weight	Threshold	Target	Maximum	Actual	Achievement	Percentage	Amount	Target
Performance Goals	% (2)%		(50%)	(100%)	(200%)	Results	Percentage	(3)	(4)	(5)
First Measurement Period 1/1/2009 — 6/30/2009
EBITDA	100%	50%	$240	$280	$320	$213.10	0%	0%	$0
Net Capital Expenditures	100%	35%	-30	-60	-120	-79.4	132%	46.2%	$146,415
SGA Expense	100%	7.5%	80.5	79.5	77.5	75.1	200%	15%	$47,418
Cost of Rental	100%	7.5%	297.8	294.8	291.8	284.7	200%	15%	$47,418

Total — First Half		100%						76.2%	$241,251	76.32%

Second Measurement Period 7/1/2009 — 12/31/2009
EBITDA	100%	60%	$206	$245	$290	$209.80	55%	33%	$102,505
Net Capital Expenditures	100%	25%	-50	-100	-200	-41.5	0%	0%	$0
SGA Expense	100%	7.5%	68.3	61.5	55.5	65.5	70%	5.3%	$16,466
Cost of Rental	100%	7.5%	258.9	233.9	210.9	263.6	0%	0%	$0

Total — Second Half		100%						38.3%	$118,971	38.18%

Total								57.3%	$360,222	57.4%

(1)	Dollars in millions.

(2)	Mr. Olsson’s Salary Target % was 100% of his annual earnings.

(3)	Calculated as Salary Target % x Weight % x 2009 Achievement Percentage with the Total for the year being the average of the First Half and the Second Half.

(4)	Based on earnings in the First Measurement Period of $316,119, and earnings in the Second Performance Period of $311,574.

(5)	Calculated as Variable Incentive Amount divided by earnings for the period.
The above total amount calculated for Mr. Olsson of $360,222 is the amount reported on the table at the top of page 23 under the column titled “2009 Actual Variable Incentive Payment”.
The Company advises the Staff that for 2010, as disclosed on page 23 of the Proxy Statement, the Company’s Short Term Incentive Plan has only two performance based incentive criteria which will be evaluated over the full 2010 period, which will lend itself to being presented in a clearer manner. The Company further advises the Staff that it will strive to ensure transparency in future proxy statements regarding the actual calculation of variable incentive amounts.
21.	We note the achievement percentages disclosed in the table at the top of page 23. With a view towards future disclosure, please advise us as to how these percentages were determined.
The Company respectfully acknowledges the Staff’s comment and directs the Staff to the Company’s response to Staff comment number 20 above.

October 28, 2010

RSC Equipment Rental, Inc. and RSC Holdings III, LLC
General
22.	Please address the above comments in the filings of RSC Equipment Rental, Inc. and RSC Holdings III, LLC, as applicable.
The Company respectfully acknowledges the Staff’s comment and will also address the Staff’s comments in the filings of RSC Equipment Rental, Inc. and RSC Holdings III, LLC as applicable.
* * *
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (480) 281-6917 with any questions or further comments regarding our responses to the Staff’s comments.

RSC Holdings Inc.
/s/ Joseph M. Webb Joseph M. Webb Vice President, Associate General Counsel RSC Holdings Inc.

cc:	Patricia D. Chiodo — RSC Holdings Inc. Kevin Groman, Esq. — RSC Holdings Inc.